

March 21, 2024

Board of Directors
Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario
Canada L6J 2X1

Dear Members of the Board,

As you know, Starboard Value LP (together with its affiliates, "Starboard") is the largest shareholder of Algonquin Power & Utilities Corp. ("Algonquin" or the "Company"), with an ownership stake of approximately 9.0%. We have spent a significant amount of time with certain members of the Board of Directors (the "Board") and management over the past year. After substantial work on our part, the Company has made several important changes, such as a Chief Executive Officer change and initiating a strategic review that has not yet yielded a positive result. However, this has not been an easy engagement, with certain influential members of the Board impeding progress and the majority of the Board either passive or complicit.

Algonquin is at a *critical* juncture – it is currently in the process of selecting its next CEO and is exploring a sale of its Renewable Energy Group (the "Unregulated Renewables" business). It is therefore essential that Algonquin have directors with the expertise, fresh perspective and shareholder-focused mindset to properly evaluate what may be a wide range of strategic options.

Unfortunately, the current Board has a long history of making value-destructive decisions. This is most clearly evidenced by the Board's poor succession planning around former CEO Ian Robertson's departure, the pursuit of the Kentucky Power acquisition (which, thankfully, was terminated because it could not receive regulatory approval), and careless management of the Company's balance sheet, which led to a material reduction in the dividend. As a result, Algonquin's stock has drastically underperformed its peers.[1]

Given the critical decisions and processes currently underway to recruit the next CEO and explore a sale of the Unregulated Renewables business, we have urged Board leadership for the better part of a year to work with us to refresh the Board with highly credentialed directors, including shareholder representatives and directors with relevant expertise unburdened by the poor decisions of the past. Unfortunately, these conversations with the Board have only confirmed our strong view that substantial change is necessary.

Therefore, we delivered a notice to the Company nominating highly-qualified director candidates for election at the upcoming Annual General Meeting of Shareholders, which the Company recently scheduled

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[1]Source: Capital IQ. Market data as of March 20, 2024. Performance is measured as total shareholder return adjusted for dividends across a 1Y, 3Y, and 5Y period for AQN vs. the average of its Regulated utility peer group. Regulated utility peer group includes AEE, AGR, AEP, CMS, CNP, CU, D, DTE, DUK, ED, EMA, ES, FTS, H, LNT, NEE, PNW, SO, SR, SRE, WEC, and XEL. Starboard has identified the aforementioned peers as the relevant peer set. Starboard believes these peers provide appropriate peer comparisons and align with the Company's self-selected peer set as of its January 12, 2023 Investor Update presentation. This determination is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.

for June 4, 2024. At the meeting, we will be seeking to remove several long-serving directors with a history of presiding over some of the Company's most value-destructive decisions and replace them with new highly-qualified directors who we believe would add substantial experience in best-in-class utility operations and complex financial and business transformations, and who bring a shareholder-focused mindset. Importantly, our proposed nominees would be acutely focused on smooth execution of the Unregulated Renewables and Atlantica processes, and would not, in any way, interfere with a value accretive transaction. To be clear, we are NOT looking to remove interim-CEO Chris Huskilson from his position as interim-CEO or from the Board.

We remain open to a constructive resolution, but our engagement with the Company over the past year has proven to us that new Board leadership is urgently required. We look forward to working with the Board and management to renew and strengthen the Board to oversee the Company's exciting transformation.

Sincerely,

Jeffrey C. Smith
Managing Member
Starboard Value LP